

January 28, 2014

Via E-mail
Jon W. Swets
Senior Vice President
and Chief Financial Officer
10753 Macatawa Drive
Holland, MI 49424

> **Re: Macatawa Bank Corporation**
> **Registration Statement on Form S-3**
> **Filed January 17, 2014**
> **File No. 333-193406**

Dear Mr. Swets:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   We note that you have not amended your Form 8-K filed on May 8, 2013 to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. We also note that your Form 8-K filed on January 6, 2014 was not signed by the company. In light of the above, please tell us why you believe you satisfy the eligibility requirements set forth in General Instruction I.A.3.(b) of Form S-3 for the use of Form S-3, which requires timely filing of all required Exchange Act reports for the prior twelve calendar months prior to the filing of your registration statement. Alternatively, please either re-file the offering in a registration statement on Form S-1, or contact the Office of Chief Counsel to request a waiver regarding your S-3 eligibility.

2.   Paragraph 23 of Schedule A to the Securities Act of 1933 requires that a Section 10 prospectus disclose "the names and addresses of counsel who have passed on the legality of the issue[.]" Please revise your prospectus accordingly.

Incorporation of Certain Information by Reference, page 5

3.   We note that you incorporated the description of the common stock provided in your registration statement on Form SB-2, which is a Securities Act registration statement. Item 12(a)(3) of Form S-3 only allows the incorporation of a capital stock's description that is contained in a registration statement filed under the Exchange Act, not the Securities Act. Please revise. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation Question 123.07, available on our website.

Exhibit 5.1

4.   Please have counsel revise the legality opinion to opine that the Shares are validly issued, fully paid, and non-assessable. Otherwise, please tell us why you are providing a "will be" opinion on these shares.

5.   We note that the legality opinion includes a consent to the filing of the opinion as an exhibit to the registration statement. Please also obtain and file a consent from counsel to the prospectus discussion of the opinion and a consent to being named in the registration statement. For guidance, please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section IV.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc: Via E-mail
       Gordon R. Lewis, Esq.
       Warner Norcross & Judd LLP